

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Sieg Badke
President
Astra Ventures, Inc.
3090 Gordonvale Street
Thunder Bay, Ontario P7K 1B8

> **Re: Astra Ventures, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed September 22, 2011**
> **File No. 333-173949**

Dear Mr. Badke:

We have received your response to our prior comment letter to you dated August 10, 2011 and have the following additional comments.

About our Company, page 1

1. Please revise the first paragraph on page two to clarify references to "acquiring" films to state that you intend to acquire distribution rights.

Plan of Operation, page 19

2. Please revise to clarify what you mean by the "contracts" developed at film festivals and film production facilities on page 20.

3. Please revise to explain more clearly how you would generate revenues once you have acquired distribution rights through distribution agreements or through outright purchase of the distribution rights.

Age of Financial Statements

4. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

5. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Kristen A. Baracy, Esq.
       Fax: (312) 454-0261